Exhibit (a)(5)(B)

Disclaimer: Intended for international media and investor audiences only

Ipsen extends expiration date of tender offer for Albireo Pharma, Inc.

to 1 March 2023

•	Extension allows for the satisfaction of the HSR Act related condition as outlined in the Merger Agreement

•	Albireo stockholders are encouraged to tender their shares to the offer today

PARIS, FRANCE, 22 February 2023 – Ipsen S.A. (Euronext: IPN; ADR: IPSEY) today announced that Anemone Acquisition Corp. (Purchaser), its wholly owned indirect subsidiary, has extended the expiration time for the previously announced tender offer to purchase all of the issued and outstanding shares of common stock (the “Shares”) of Albireo Pharma, Inc. (Nasdaq: ALBO) (Albireo) at a price of $42.00 per share, net to the holder in cash, plus one non-transferable contractual contingent value right (CVR) per share, in each case, without interest and subject to any applicable withholding taxes, until 11:59 p.m., Eastern Time on Wednesday, 1 March 2023, unless further extended. The tender offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on Tuesday, 21 February 2023. All other terms and conditions of the tender offer remain unchanged.

Each CVR represents the right to receive a one-time payment, net to the holder in cash, of $10.00 per CVR, without interest and subject to any applicable withholding of taxes, contingent upon the achievement of a certain milestone upon the terms and subject to the conditions described in the Offer to Purchase dated 23 January 2023 (together with any amendments or supplements thereto, the Offer to Purchase) and in the related Letter of Transmittal.

The tender offer was extended to allow additional time for the condition relating to the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act) to be satisfied.

Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has indicated that, as of 6:00 p.m., Eastern Time, on 21 February 2023, approximately 13,229,445 shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 63% of the Shares outstanding as of 20 January 2023. Stockholders who have already tendered their shares into the tender offer do not have to re-tender their shares or take any other action as a result of the extension of the expiration time of the tender offer.

Completion of the tender offer remains subject to additional conditions described in the Tender Offer Statement on Schedule TO (as may be amended or supplemented) filed by Purchaser, Ipsen Biopharmaceuticals, Inc., Ipsen Pharma SAS and Ipsen S.A., with the United States Securities and Exchange Commission (SEC) on 23 January 2023.

Requests for documents and questions regarding the tender offer may be directed to Georgeson LLC, the Information Agent for the tender offer, by telephone (toll-free) at (866) 203-9357 or by email at albireopharma@georgeson.com.

ENDS

About Ipsen

Ipsen is a global, mid-sized biopharmaceutical company focused on transformative medicines in Oncology, Rare Disease and Neuroscience. With total sales of €3,0bn in FY2022, Ipsen sells medicines in over 100 countries. Alongside its external-innovation strategy, Ipsen’s research and development efforts are focused on its innovative and differentiated technological platforms located in the heart of leading biotechnological and life-science hubs: Paris-Saclay, France; Oxford, U.K.; Cambridge, U.S.; Shanghai, China. Ipsen has around 5,000 colleagues worldwide and is listed in Paris (Euronext: IPN) and in the U.S. through a Sponsored Level I American Depositary Receipt program (ADR: IPSEY). For more information, visit ipsen.com.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell shares. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdictions in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.

The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Purchaser, Ipsen Biopharmaceuticals, Inc., Ipsen Pharma SAS and Ipsen S.A. with the SEC on 23 January 2023, as amended or supplemented from time to time. In addition, on 23 January 2023, Albireo filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the Solicitation/Recommendation Statement) with the SEC related to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, CONTAIN IMPORTANT INFORMATION. ALBIREO’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ALBIREO’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. Albireo’s stockholders are able to obtain a free copy of these materials and other document with respect to the tender offer at the website maintained by the SEC at www.sec.gov.

For further information:

Contacts

Investors

Craig Marks

Vice President, Investor Relations

+44 (0)7584 349 193

Media

Anna Gibbins Global Head of Franchise Communications, Rare Disease +44 7717801900	Ioana Piscociu Senior Manager Global Media Relations +33 6 69 09 12 96

Amy Wolf VP, Head of Corporate Brand Strategy +41 79 576 07 23

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